Filed by Georgia Gulf Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

The following is a newsletter that was distributed to employees of Georgia Gulf Corporation electronically and, with respect to employees who do not have access to the Company's e-mail system, in hard copy, on September 5, 2012.

Georgia Gulf

BUILD THE FUTURE

FEATURING OUR EFFORTS TO BECOME A HIGHER-PERFORMING ORGANIZATION SEPTEMBER 2012

Integration Teams Begin Process of Building a Unified Organization

When two companies are combined — such as the proposed merger of Georgia Gulf and PPG's chlor-alkali and derivatives business — countless issues must be addressed to ensure a successful launch: things like making sure employees get paid as payroll systems are combined and working with local utilities to ensure that the new company's supply of power and water will not be interrupted.

Functional and operational leaders from the two companies began the process of identifying essential Day One activities as a first step in preparing to integrate the organizations once the merger is approved and launched. The areas of focus include:

- Environmental, Health and Safety
- Finance and Accounting
- Financial Planning and Analysis
- Human Resources
- IT and Transition Services
- Legal
- Operations and Technology
- Procurement
- Sales and Marketing
- Supply Chain

"We have a unique opportunity to create a company like no other in the chlor-alkali industry," Joe Breunig, Georgia Gulf's executive vice president-chemicals, told attendees of the initial Integration Team Leader meeting.

Breunig challenged the Integration Team Leaders to pursue "excellence in everything we do. We have an opportunity to do things differently and better by utilizing each company's best practices. We are creating a foundation that 6,000 employees will be working from and building on as we move through the integration, so any time we have an opportunity to pick a better way, we need to do so."

In the coming weeks, the Integration Team Leaders will begin creating sub-teams to handle specific issues within their functions. Over time, hundreds of employees from both companies will play a key role in integration planning and implementation.

As a first step toward integrating the two companies, the meeting provided an opportunity for employees from each organization to gain a better understanding of their counterparts' businesses and products. A key takeaway was the fact that the new company will have a broad portfolio of products with extensive assets along both the chlorovinyls and chlor-alkali chains.

"Once the merger is completed, we will have the luxury of deciding where along that chain of products that we can extract the most value," said Paul Carrico, president and CEO of Georgia Gulf — and the new company.

To maximize value in the near term, the Integration Teams are looking for ways to achieve the synergies expected to come from the merger during the first 24 months.

"The success of this merger will be measured by our ability to deliver on those synergies," Carrico said. He added, however, that unlike many mergers, headcount reductions are not expected to contribute major savings.

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"Creating a Fortune 500 company was not our intent, but when you look at the opportunities, this merger is the best I have seen in our industry."

Paul Carrico
President and CEO, Georgia Gulf



"We have a unique opportunity to create a company like no other in the chlor-alkali industry."

Joe Breunig
EVP-Chemicals, Georgia Gulf



"We are combining one and one and getting three."

Tim Mann
EVP & General Counsel, Georgia Gulf

Also in this issue:

- *RiechesBaird has been selected to help create a corporate brand strategy for the new company.* ***page 2***

*If you have questions or comments about the content of this newsletter or Georgia Gulf's **Build the Future** initiatives, contact Alan Chapple, Director of Corporate Communications, at chapplea@ggc.com.*

Monthly quiz:

- *What are some of the benefits and opportunities expected from the merger? The 5th employee to email the correct answer to chapplea@ggc.com will win a Build the Future coffee mug.*

Congratulations to July quiz winner Jerry Chan, senior financial systems analyst in Atlanta.

PAGE 2 SEPTEMBER 2012

RiechesBaird Selected as Corporate Branding Partner

Signage. Business cards. Letterhead. Email and website addresses.

Countless items will be needed to launch the company once the merger between Georgia Gulf and PPG's chlor-alkali and derivatives business is approved and consummated.

A common thread in each element is the need for a new company name. In August, Georgia Gulf's executive team approved the selection of RiechesBaird to serve as our corporate strategic branding consultant.

"When we launched the effort to hire a branding partner, we wanted to find a company that knows business — business, in general, as well as the chemicals business," said Alan Chapple, facilitator of the Corporate Brand Strategy Team. "We also wanted a firm that could help us create a new name, logo and corporate identity that would energize our employees, captivate our customers, and resonate with shareholders and other external audiences."

RiechesBaird is a nationally recognized specialist in business-to-business branding. The company has deep experience in helping companies to define and communicate new business realities in times of dynamic change.

> ***"The brand will help the new company reinforce its vision of becoming an integrated chemicals and building products powerhouse."***
>
> — Alan Brew, RiechesBaird

"The brand will help give form and substance to this exciting opportunity to create an entirely new and different kind of company," said Alan Brew, a principal at RiechesBaird.

"The brand will help the new company reinforce its vision of becoming an integrated chemicals and building products powerhouse," Brew said.

To help develop a brand that captures the essence of the new company and the importance of our products, RiechesBaird will survey employees of both companies, as well as customers and other outside stakeholders.

The goal is to present initial branding recommendations to the steering team by mid-October and to gain executive approval by November 1.

The steering team includes three members from each company. From Georgia Gulf: Bill Doherty, vice president-PVC compounds; Jennifer McGill, Royal's group marketing director; and Josh Wierzba, pricing analyst-vinyl resins. PPG's members include Sharon Piciacchio, vice president-chlor-alkali marketing, services, and calcium hypochlorite and global supply chain; Wayne Gasior, senior director-strategic accounts and international; and Frank Schiffman, marketing manager-calcium hypochlorite.

(continued from page 1)

"In many deals, the elimination of positions accounts for significant synergies. That's not the case here," Carrico said. "There will be some overlap of jobs in a few areas, and we will need to deal with that. But we need talent, and the ability to combine the skills and experience of both companies is one of the most compelling reasons for this merger."

Another Day One personnel issue is compensation and benefits.

"With 6,000 employees in two companies, we need to make sure that we have processes in place to ensure everyone gets paid on Day One," said James Worrell, Georgia Gulf vice president of human resources. "Beyond Day One, we will also be working on integrating our benefits programs, which are similar but certainly have some differences."

Worrell said that current benefits offerings should remain largely intact for the PPG employees through 2013.

"Beyond that, we have time to work on this to develop a new offering of benefits that is competitive for employees and meets the needs of the company in terms of cost and our ability to attract and retain people," Worrell said.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the merger of Georgia Gulf and the chlor-alkali and derivatives business of PPG (the "Merger"), integration plans and expected synergies therefrom, the expected timing of completion of the Merger, and Georgia Gulf's anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of the management of Georgia Gulf. There are a number of risks and uncertainties that could cause Georgia Gulf's actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include risks relating to the parties' respective abilities to obtain all necessary approvals to complete, and to otherwise complete, the Merger and to achieve the expected benefits therefrom.

In light of these risks, uncertainties, assumptions, and other factors inherent in forward-looking statements, actual results may differ materially from those discussed in this communication. Other unknown or unpredictable factors could also have a material adverse effect on Georgia Gulf's actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties applicable to Georgia Gulf and its business, see Georgia Gulf's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and subsequent filings with the Securities and Exchange Commission (the "SEC"). As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Georgia Gulf expressly disclaims any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its expectations, except as required by law.

Additional Information

In connection with the Merger, Georgia Gulf will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, THE BUSINESS AND THE MERGER. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf's website at www.ggc.com by clicking on the "Investors" link and then clicking on the "SEC Filings" link, or upon written request to Georgia Gulf at Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Merger under the rules of the SEC. Information regarding Georgia Gulf's directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG's directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.